J Sainsbury plc

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC20549
USA

82-913

Ext: 020 7695 6378
Fax: 020 7695 6378

Date: 16 January 2006

SUPPL

Dear Sir

J Sainsbury plc and notifiable interest

Please find enclosed copies of the above announcements made to the London Stock Exchange on 13 January 2006.

Yours sincerely

Hazel Jarvis
Deputy Secretary

Enc

J Sainsbury plc (the "company")

On 13 January 2006, the company was notified that Sir Timothy Sainsbury no longer has a notifiable interest in the company's issued share capital, such interest now being below 3%.

End